Exhibit 99.2

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(UNAUDITED)

Thousands of Dollars (except per share data)	Notes	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015

Revenue		$1,305	$629	$2,864	$1,323
Cost of sales		(1,878)	(1,291)	(3,589)	(2,829)
Gross loss		(573)	(662)	(725)	(1,506)
Research and development expenses	5	(10,608)	(4,906)	(25,576)	(10,277)
General and administrative expenses	6	(6,042)	(4,179)	(13,428)	(7,589)
Loss from operating activities – continuing operations		(17,223)	(9,747)	(39,729)	(19,372)
Other income/(expense)	7	4,257	(17,830)	3,540	(14,517)
Loss before income tax		(12,966)	(27,577)	(36,189)	(33,889)
Income tax benefit/(expense)		117	(27)	286	(62)
Loss for the period – all attributable to equity holders of the company		(12,849)	(27,604)	(35,903)	(33,951)
Other comprehensive (loss)/income:
Currency translation adjustment		(65)	200	55	(451)
Total comprehensive loss for the period		$(12,914)	$(27,404)	$(35,848)	$(34,402)
Loss per share:
Basic & diluted	8	$(0.53)	$(1.24)	$(1.50)	$(1.60)

See accompanying notes to consolidated financial information.

F-1

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Thousands of Dollars	Notes	June 30, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents		$53,795	$42,186
Trade and other receivables	9	4,938	4,567
Inventories	10	2,094	1,808
Deferred taxation	12	317	-
Total current assets		61,144	48,561
Property, plant and equipment	11	9,664	4,199
Total non-current assets		9,664	4,199
Total assets		$70,808	$52,760
Liabilities
Current Liabilities
Trade and other payables	13	$19,289	$14,411
Deferred income		1,849	2,219
Current taxes payable		191	20
Deferred taxation	12	-	263
Total current liabilities		21,329	16,913
Interest bearing loans and borrowings	14	28,878	16,400
Warrant liability	15	7,080	11,498
Defined benefit pension liability		50	49
Total non-current liabilities		36,008	27,947
Total liabilities		57,337	44,860
Commitments and contingencies	17	-	-
Equity
Share capital, par value note18; authorized shares - 1,025,100,000 and 2,875,848; issued shares 29,689,857 and 1,785,009 as at June 30, 2016 and December 31, 2015 respectively	18	323	1,943
Additional paid-in capital	18	216,419	173,353
Currency translation reserve	18	(1,189)	(1,244)
Treasury shares	18	(27)	-
Accumulated deficit	18	(202,055)	(166,152)
Total equity attributable to equity holders of the company		13,471	7,900
Total liabilities and equity		$70,808	$52,760

See accompanying notes to consolidated financial information.

F-2

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED)

Thousands of Dollars	Share capital	Additional paid-in capital	Currency translation reserve	Treasury shares	Accumulated deficit	Total
Balance at January 1, 2015	$1,635	$152,891	$(677)	$-	$(116,252)	$37,597
Total comprehensive loss	-	-	(567)	-	(49,900)	(50,467)
Share based payment	-	3,905	-	-	-	3,905
Fair value movement on warrants exercised in the period	-	450	-	-	-	450
Issue of ordinary shares net of issue costs	308	16,107	-	-	-	16,415
Balance at December 31, 2015	$1,943	$173,353	$(1,244)	$-	$(166,152)	$7,900
Balance at January 1, 2016	$1,943	$173,353	$(1,244)	$-	$(166,152)	$7,900
Total comprehensive loss	-	-	55	-	(35,903)	(35,848)
Share based payment	-	4,013	-	-	-	4,013
Share capital movement arising from merger	(1,680)	1,707	-	-	-	27
Ordinary shares held in treasury at cost	-	-	-	(27)	-	(27)
Issue of ordinary shares	60	37,346	-	-	-	37,406
Balance at June 30, 2016	$323	$216,419	$(1,189)	$(27)	$(202,055)	$13,471

See accompanying notes to consolidated financial information.

F-3

INNOCOLL HOLDINGS PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Six Months Ended June 30,
Thousands of Dollars	Notes	2016	2015
Operating activities
Loss for the period		$(35,903)	$(33,951)
Adjustments for:
Other (income)/expense	7	(3,540)	14,517
Income tax (benefit)/expense		(286)	62
Losses on disposals of property, plant & equipment		-	1
Non-cash items
Depreciation of property, plant & equipment	6	208	170
Share based payment	6	4,013	1,705
Foreign exchange gains		(65)	(258)
Operating cash outflows before movements in working capital		(35,573)	(17,754)
Changes in balance sheet items
Increase in inventories		(286)	(118)
Increase in trade and other receivables		(371)	(3,051)
Increase in trade and other payables		4,878	1,901
(Decrease)/increase in deferred income and defined benefit pension liability		(369)	348
Income taxes paid		(124)	(65)
Net cash used in operating activities		(31,845)	(18,739)
Cash flows from investing activities:
Interest received		8	(2)
Purchases of property, plant and equipment		(5,497)	(841)
Net cash used in investing activities		(5,489)	(843)
Cash inflows from financing activities:
Proceeds from issue of ordinary shares		37,406	15,992
Proceeds from interest bearing loans & borrowings	14	11,240	-
Net cash inflows from financing activities		48,646	15,992
Net decrease in cash and cash equivalents		11,312	(3,590)
Cash and cash equivalents at the beginning of the period		42,186	55,382
Effect of foreign exchange rate changes on cash and cash equivalents		297	460
Cash and cash equivalents at the end of the period		$53,795	$52,252

See accompanying notes to consolidated financial information.

F-4

Notes to the Summary Financial Information

Note 1. Basis of Preparation and Significant Accounting Policies

Basis of Preparation

The accompanying unaudited summary financial information has been prepared in accordance with the measurement principles of United States Generally Accepted Accounting Principles (“U.S. GAAP”) and the following accounting policies have been consistently applied in the preparation of the unaudited condensed consolidated financial statements. Previously, the Company’s predecessor prepared its consolidated financial statements under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”), as well as in the United States under the status of a Foreign Private Issuer as defined by the rules and regulations promulgated by the United States Securities and Exchange Commission (“SEC”). On March 16, 2016, Innocoll AG, a German stock corporation (“Innocoll Germany”), the predecessor to Innocoll Holdings plc, a public limited company formed under Irish law (“Innocoll” or “Innocoll Ireland”), merged with Innocoll Ireland by way of a European cross-border merger by acquisition, with Innocoll Germany being the disappearing entity and Innocoll Ireland being the surviving entity (“the Merger”). Prior to the Merger, Innocoll Germany prepared its financial information in accordance with IFRS, and Innocoll Ireland was a dormant Irish private company incorporated on May 28, 2014 that was reregistered as a public limited company on December 1, 2015. Following the Merger, Innocoll retroactively transitioned to U.S. GAAP on a pro forma basis, giving effect to the Merger, as of January 1, 2016, and applied U.S. GAAP retrospectively for all prior periods presented.

Nature of Operations

Innocoll is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.

The consolidated financial information for the quarter and six months ended June 30, 2016 comprises the financial information of Innocoll Holdings plc, the “Company”, and its direct and indirect subsidiaries, the “group”, (whose subsidiaries are described in more detail in note 19). As further described above and in note 3, during 2016, Innocoll Holdings plc consummated the Merger with Innocoll Germany. By virtue of the Merger, all of Innocoll Germany’s assets and operations (including all of its subsidiaries) were transferred by universal succession of title to Innocoll with effect from January 1, 2016. Accordingly, the consolidated financial information presented herein refers to Innocoll Holdings plc, as the “Company,” and with its direct and indirect subsidiaries, collectively, as the “group”.

Basis of consolidation

The unaudited condensed consolidated financial statements include the accounts of Innocoll and its subsidiaries. Intercompany transactions and balances have been eliminated. An entity is consolidated either if a controlling financial interest is obtained through ownership, directly or indirectly, of a majority of an entity’s voting interests or a reporting entity is deemed to have a controlling financial interest when it has both (1) the power to direct the activities that most significantly affect the economic performance of the entity and (2) the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

Subsidiaries

Subsidiaries are entities controlled by the group. The financial information of subsidiaries is included in the consolidated financial information from the date that control commences until the date that control ceases. Details of the group’s subsidiaries are included in note 19.

F-5

Foreign currency

Functional and reporting currency

Prior to January 1, 2016, the Company's functional currency was the Euro. The Company assessed its functional currency and determined as of January 1, 2016, to change functional currency from the Euro to the U.S. dollar based on management's analysis of changes in the primary economic environment in which the Company operates. The change in functional currency is accounted for prospectively from January 1, 2016 and financial statements prior to and including the period ended December 31, 2015 have not been restated for the change in functional currency. However, for purposes of presenting comparative periods in the accompanying unaudited condensed consolidated financial statements, amounts have been translated from Euro to US dollar using exchange ratios then in-effect, in accordance with U.S. GAAP requirements.

For translation purposes, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the balance sheet date. Opening balances related to non-monetary assets and liabilities are based on prior period translated amounts, and non-monetary assets and non-monetary liabilities incurred after January 1, 2016 are translated at the approximate exchange rate prevailing at the date of the transaction. Revenue and expense transactions are translated at the approximate exchange rate in effect at the time of the transaction. Foreign exchange gains and losses are included in the consolidated statement of comprehensive loss as foreign exchange gains.

Transactions and balances

Transactions in currencies other than the functional currency of the group entities are recorded at the rates of exchange prevailing on the dates of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated to the respective functional currencies of group entities at the rates prevailing on the relevant balance sheet date.

Property, plant and equipment

Property, plant and equipment are carried at historical cost less accumulated depreciation and impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset as appropriate only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repair and maintenance costs are charged to the consolidated statement of comprehensive loss as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are recognized in the income statement as part of the gain or loss on disposal in the year of disposal. Gains and losses on disposals of property, plant and equipment are included in other income or expense portion of the consolidated statement of comprehensive loss.

Depreciation

Depreciation is calculated using the straight-line method to allocate the cost of property, plant and equipment over their estimated useful lives, less their estimated residual values, as follows:

Leasehold improvements	in line with the term of the rental agreement
Plant and machinery	3 to 10 years
Furniture and fittings	5 years

Depreciation methods, useful lives and residual values are reassessed at each reporting date. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

F-6

Leased assets

Rentals payable under operating leases are charged to the consolidated statement of comprehensive loss on a straight-line basis over the relevant lease term.

Capitalized Interest

The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. Interest expense is capitalized at the applicable weighted-average borrowing rates of interest and added to the project cost. Interest capitalization ceases once a project is substantially complete or no longer undergoing construction activities to prepare it for its intended use.

Inventories

Inventories are stated at the lower of cost and market value. The cost of inventories is based on the weighted average cost method and includes expenditure in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes an appropriate share of overhead based on normal operating capacity. Market is the current replacement cost, provided that the cost does not exceed the Net Realizable Value (NRV) or is not less than the NRV reduced by a normal profit margin. NRV is the estimated selling price in the ordinary course of business less reasonably predictable costs of completion and the estimated costs necessary to make the sale.

Financial instruments

Non-derivative financial assets

Financial assets are initially recognized on the date they are originated and when the group obtains contractual rights to receive cash flows. The group derecognizes financial assets when the contractual rights to cash flows expire or it transfers the right to receive cash flows in a transaction which transfers substantially all the risks and rewards of ownership of the asset.

Trade receivables

Such assets are initially recognized at fair value and subsequently measured at amortized cost less accumulated impairment losses.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and call deposits (with less than 3 months maturity) and are subject to an insignificant risk of changes in value.

Warrants

The Company accounts for warrants to purchase ordinary shares in accordance with Accounting Standards Codification (ASC) Topic 815- 40, “Derivatives and Hedging – Contracts in Entity’s Own Equity” (“ASC 815-40”). Based on the provisions of ASC 815- 40, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement, or (ii) gives the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement).The fair value is calculated using a recognized valuation methodology for the valuation of financial instruments (either the Black-Scholes model or Monte Carlo simulation model dependent on the terms of the warrants issued). Fair value, which is assessed at the grant date, or, in the case of warrants classified as financial liabilities, at the end of each period, is calculated on the basis of the contractual terms of the warrants.

F-7

The Company classifies as assets or liabilities any contracts that (i) require net-cash settlement including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company, or (ii) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement). Warrants with certain features, including down-round protection, are recorded as liability awards. The warrants are re-measured each reporting period, and the change in the fair value of the liability is recorded as other income/(expense), net, on the consolidated statement of comprehensive income/loss until the warrant is exercised or cancelled.

Trade payables

Trade payables are initially measured at amortized cost which equates to fair value.

Equity instruments

Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

Temporary Equity

Innocoll Holdings plc issued convertible notes and preferred shares which provided a liquidation preference and certain redemption rights for the benefit of the holders of such instruments upon the occurrence of certain events, some of which are not within the Company's control. Accordingly, the convertible Preferred Stock is presented as temporary equity. On each balance sheet date, the Company's management assesses the probability of redemption of the Preferred Stock. In the event that management determined such redemption to be probable as of an applicable balance sheet date, the Company would recognize a liability in an amount equal to the aggregate redemption price of the instruments.

The Company accounts for convertible preferred stock with detachable warrants in accordance with ASC 470: Debt and allocated proceeds received to the convertible preferred stock and detachable warrants based on relative fair values.

The Company evaluated each series of its convertible preferred stock and preferred units and determined that each individual series is considered an equity host under ASC 815. In making this determination, the Company’s analysis followed the whole instrument approach which compares an individual feature against the entire convertible instrument which includes that feature. The Company’s analysis was based on a consideration of the economic characteristics and risks of each series of convertible units. More specifically, the Company evaluated all of the stated and implied substantive terms and features, including: (i) whether the convertible preferred stock and preferred units included redemption features, (ii) how and when any redemption features could be exercised, (iii) whether the holders of convertible preferred stock and preferred units were entitled to dividends and how those dividends were calculated, (iv) the voting rights of the convertible preferred stock and preferred units and (v) the existence and nature of any conversion rights. As a result of the Company’s conclusion that the convertible instruments represent an equity host, the conversion rights of all series of convertible instruments were considered to be clearly and closely related to the associated equity host instruments. Accordingly, the conversion rights of all series of convertible preferred stock were not considered embedded derivatives that required bifurcation.

The Company has also evaluated whether the issuance of the convertible instruments generates a beneficial conversion feature (“BCF”), which arises when a debt or equity security is issued with an embedded conversion option that is beneficial to the investor or in the money at inception because the conversion option has an effective strike price that is less than the market price of the underlying stock at the commitment date. The Company would recognize the BCF by allocating the intrinsic value of the conversion option, which is the number of ordinary shares available upon conversion multiplied by the difference between the effective conversion price per share and the fair value of each ordinary share on the commitment date, to additional paid-in capital, resulting in a discount on the convertible preferred shares. No BCF has been recognized in the periods presented.

F-8

Provisions

A provision is recognized if, as a result of a past event, the group has a present obligation that it is probable, will result in an outflow of resources and can be estimated reliably.

Employee benefit plans

Pension plans

The group operates a number of defined contribution retirement benefit plans, the assets of which are held in separate trustee-administered funds. Payments to defined contribution benefit plans are charged as an expense to the consolidated statement of comprehensive loss as they fall due.

The group operates a defined benefit pension plan within its German subsidiary. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit pension plans are recognized as an expense in the consolidated statement of comprehensive loss as service is received from the relevant employees.

Share-based compensation

The group from time to time has granted restricted stock units to individual employees and non-employee directors. The employees purchase the stock at an agreed price which may be below the then fair value of the stock unit. The difference between the purchase price and the fair value is expensed over the vesting period of the restricted stock unit.

The Company recognizes stock-based compensation on the fair value of the related awards. Under the fair value recognition guidance of stock-based compensation accounting rules, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as an expense over the requisite vesting period of the award. The fair value of the service-based awards are determined using the Black Scholes valuation model. The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price, volatility, risk-free interest rate and exercise price.

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, "Equity - Based Payments to Non-Employees." Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Restricted share units granted to non-employee directors ("Director RSUs") vest between one to three years following the grant date but may not be settled until the director terminates service from the board. Compensation cost is recognized over the one -year service period. Director RSUs may be settled in cash and/or shares of stock and are accounted for under the liability method of accounting. Fair value is based on the market price of the underlying stock on the grant date, and compensation expense is adjusted for changes in fair value at each report date through the settlement date.

The group also operates equity-settled, share-based compensation plans through which it grants options to subscribe to a specific number of shares in accordance with the share option plan. The fair value of the employee services received in exchange for the grant of the option is recognized as an expense with a corresponding increase in equity.

The total amount expensed over the vesting period is determined by reference to the fair value of the option granted, measured using the Black-Scholes model, taking into account the terms and conditions upon which the option was granted excluding the impact of any non-market vesting conditions. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the consolidated statement of comprehensive (loss)/income, and a corresponding

F-9

adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (par value) and share premium when the options are exercised.

The assumptions used in measuring the fair value of the stock granted, using the Black Scholes model were determined as follows:

•	Prior to the shares being publicly traded, the current market value of shares was based on the valuation of the Company by the managing directors at the share option grant date;
•	Subsequent to the shares being publically traded, the current market value of shares was based on the share price at the share option grant date;
•	The estimated volatility is based on the historical volatility of biotech companies that operate in the same therapeutic areas as the group, or that are of a similar size;
•	The expected duration is calculated as the estimated duration until exercise, taking into account the specific features of the plans; and
•	The weighted average risk-free interest rates used are based on government treasury bills at the date of grant with a term equal to the expected life of the options.

Prior to the shares being publically traded, the valuation of our ordinary shares required us to make highly complex and subjective estimates.

Revenue recognition

The Company’s policy is to recognize revenues from product sales when it is realized/realizable or it is earned. Specifically, revenue is recognized when all of the following criteria have been met;

•	Persuasive evidence of an arrangement exists;
•	Delivery has occurred;
•	The revenue is fixed or determinable; and
•	Collection of the revenue is reasonably assured.

For product sales, revenue is not recognized until title and risk of loss have transferred to the customer. The shipping terms for the majority of the Company’s revenue arrangements are Free Carrier.

Selling prices are determined by applying a selling price hierarchy. Selling prices are determined using vendor specific objective evidence (VSOE), if it exists. Otherwise, selling prices are determined using third party evidence (TPE). If neither VSOE nor TPE is available, the company uses its best estimate of selling prices.

Deferred revenue is calculated when cash is received from a customer for a product which at the time of receipt has not yet been delivered.

Expenses

Research and development expenses

Research and development expenses are charged to the income statement as incurred.

Financing costs and income

Financing costs consist of interest payable on borrowings and finance income of interest receivable on funds invested. Both are calculated using the effective interest rate method. Foreign exchange gains and losses arising on the retranslation of foreign currency balances are also included here.

F-10

Income taxes

Tax expense comprises current and deferred tax.

Current tax is the expected tax payable or receivable on the taxable result for the year and any adjustments in relation to tax payable or receivable in respect of the previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and
•	temporary differences related to subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

Deferred tax is measured at the tax rates at which the temporary differences are expected to reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset where the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxation authority. The Company maintains valuation allowances unless it is more likely than not that the deferred tax asset will be realized. With respect to uncertain tax positions, the Company determines whether the position is more likely than not to be sustained upon examination, based on the technical merits of the position. Any tax position that meets the more likely than not recognition threshold is measured and recognized in the consolidated financial statements at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. The liability relating to uncertain tax positions is classified as current in the consolidated balance sheets to the extent the Company anticipates making a payment within one year. Interest and penalties associated with income taxes are classified in the income tax expense line in the consolidated statement of comprehensive loss.

Deferred tax assets and deferred tax liabilities are off-set where they are within the same jurisdiction and can be legally off-set with each other.

Government Grants

Grants for the purchase of plant and equipment are recognized as receivable when there is reasonable assurance that they will be received and the conditions to obtain them have been complied with. Grants are initially credited to deferred income and released to profit and loss over the same useful life as the plant and equipment they relate to.

Earnings per ordinary share

Basic earnings per share is computed by dividing the (loss)/profit for the financial period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted earnings per share is computed by dividing the (loss)/profit for the financial period attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Critical accounting estimates and judgments

In preparing the unaudited condensed consolidated financial statements, we use certain estimates and assumptions that affect reported amounts and disclosures. Estimates are reviewed on an ongoing basis. Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following are the critical areas requiring estimates and judgments by management:

F-11

Functional currency

The functional currency is the primary currency in which the Company operates. It is normally the currency of the economic environment in which cash is primarily generated and expended by the Company. Judgment is applied to consider all relevant economic facts and circumstances in determining the functional currency.

Revenue recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may arise if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.

Revenue from products is generally recorded as of the date of shipment, consistent with our typical shipment terms. Where the shipment terms do not permit revenue to be recognized as of the date of shipment, revenue is recognized when the group has satisfied all of its obligations to the customer in accordance with the shipping terms. Revenue is recognized to the extent that it is probable that economic benefit will flow to the group, that the risks and rewards of ownership have passed to the buyer and the revenue can be measured. No revenue is recognized if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods.

Revenue is recognized from milestone payments received under collaboration agreements when earned, provided that the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, the group has no further performance obligations relating to the event, and collectability is reasonably assured. If these criteria are not met, the group recognizes milestone payments ratably over the remaining period of their performance obligations under the collaboration agreement.

Long-lived assets

The Company has long-lived assets, including property, plant and equipment. These assets are susceptible to shortened estimated useful lives and changes in fair value due to changes in their use, market or economic changes, or other events or circumstances. The Company evaluates the potential impairment of these long-lived assets whenever events or circumstances indicate their carrying value may not be recoverable. Factors that could trigger an impairment review include historical or projected results that are less than the assumptions used in the original valuation of an acquired asset, a change in the Company’s business strategy or its use of an acquired asset, or negative economic or industry trends.

If an event or circumstance indicates the carrying value of long-lived assets may not be recoverable, the Company assesses the recoverability of the assets by comparing the carrying value of the assets to the sum of the undiscounted future cash flows that the assets are expected to generate over the remaining economic lives. If the carrying value exceeds the sum of the undiscounted future cash flows, the Company compares the fair value of the long-lived assets to the carrying value and records an impairment loss for the difference. The Company generally estimates the fair value of its long-lived assets using the income approach based upon a discounted cash flow model. The income approach requires the use of many assumptions and estimates including future revenues and expenses, discount factors, income tax rates, the identification of groups of assets with highly independent cash flows, and assets’ economic lives. Volatility in the global economy makes these assumptions and estimates more judgmental. Actual future operating results and the remaining economic lives of our long-lived assets could differ from those used in assessing the recoverability of these assets and could result in an impairment of long-lived assets in future periods.

F-12

Valuation of financial instruments

The group issued financial instruments during the relevant accounting periods and had financial instruments in issue at both accounting period ends.

In conformity with U.S. GAAP, the group initially measured these financial instruments at their fair value and thereafter at amortized cost using the effective interest rate method or at fair value through profit or loss if designated as such upon initial recognition. In order to value these various instruments, the group (and the experts engaged by the group to assist with such valuations where applicable) made assumptions and estimates concerning variables such as future cash flows, discounts rates, expected volatility, risk free rate and type of valuation models used. The assumptions of future outcomes, and other sources of estimation uncertainty concerning the determination of key inputs to the valuation models, are based on management’s (and the relevant experts’) best assessment using the knowledge available, their historical experiences as well as other factors that are considered to be relevant. The estimates and assumptions are reviewed on an ongoing basis.

Taxation

Given the global nature of the business and the multiple taxing jurisdictions in which the group operates, the determination of the group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain. Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. In assessing the ability to realize deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realizable.

In addition, the group may also be subject to audits in the multiple taxing jurisdictions in which it operates. These audits can involve complex issues which may require an extended period of time for resolution. Management believes that adequate provisions for income taxes have been made in the financial statements.

Allowance for slow-moving and obsolete inventory

The group evaluates the ability to realize its inventory on a case-by-case basis and makes adjustments to the inventory provision based on management’s estimates of expected losses. The group writes off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. The group also considers recent trends in revenues for various inventory items and instances where the market value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2015 or and first quarter of 2016 which would have an impact on the carrying values of inventory during those periods.

Trade receivables

The group evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and management’s analysis and judgment, the group estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer’s receivable balance to the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.

F-13

Provisions

Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources, as well as on the basis of experiential values and the circumstances known at the end of the reporting period. The assessment of whether a present obligation exists is generally based on assessment of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the group.

Share based payments

The Company recognizes stock-based compensation on the fair value of the related awards. Under the fair value recognition guidance of stock-based compensation accounting rules, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as an expense over the requisite vesting period of the award. The fair value of the service-based awards are determined using the Black Scholes valuation model. The use of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense and include the expected life of the option, stock price, volatility, risk-free interest rate and exercise price.

Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

Note 2. Explanation of Transition to U.S. GAAP

On March 16, 2016 Innocoll Germany, the predecessor to Innocoll, consummated the Merger with Innocoll, with Innocoll Germany being the disappearing entity and Innocoll being the surviving entity. Prior to the Merger, Innocoll Germany prepared its financial information in accordance with IFRS, and Innocoll Ireland was a dormant Irish private company incorporated on May 28, 2014 that was reregistered as a public limited company on December 1, 2015. Following the Merger, Innocoll retroactively transitioned to U.S. GAAP on a pro forma basis giving effect to the Merger, as of January 1, 2016, and applied U.S. GAAP retrospectively for all prior periods presented.

This is the second period that the Company has presented its unaudited condensed consolidated financial statements under U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”). The Company’s most current financial statements under IFRS were for the year ended December 31, 2015, and Innocoll has presented the historical financial information of Innocoll Germany, beginning as of January 1, 2015, according to U.S. GAAP for purposes of comparing prior periods.

Reconciliation of equity to nearest comparable U.S. GAAP measure

Thousands of Dollars	December 31, 2015
Equity reported under IFRS	$12,119
Adjustments to equity on transition to U.S. GAAP:
1 Impairment reversal	(4,219)
2 Share based payments	-
Equity reported under U.S. GAAP	$7,900

F-14

Reconciliation of total accumulated deficit as at December 31, 2015 to nearest comparable U.S. GAAP measure

Thousands of Dollars	December 31, 2015
Total accumulated deficit as at December 31, 2015 under IFRS	$(163,156)
Adjustments to equity on transition to U.S. GAAP
1 Impairment reversal	(4,219)
2 Share based payments	1,223
Total accumulated deficit as at December 31, 2015 under U.S. GAAP	$(166,152)

Notes to the reconciliation of equity and total comprehensive income

Adjustment 1 – This adjustment represents derecognition of an impairment reversal recognized by the Company in 2015 under IFRS rules which is not allowed under U.S. GAAP. In 2011 and 2012, the Company had impaired all assets capitalized in connection with expansion of its facility in Saal, Germany, when the expansion project was temporarily suspended. During 2015, the Company recommenced its facility expansion and as the initial conditions to impair the property, plant and equipment reversed, the impairment was reversed in accordance with IFRS in the amount of $4.2 million. An impairment reversal is not recognized under U.S. GAAP, therefore the above reconciliation recognizes $4.2 million as an adjustment to total comprehensive income for the financial year ended December 31, 2015.

Adjustment 2 – This reflects the recognition of an adjustment to the share based payment expense as a result of a change in the fair value measurement date of an employee share based payment awards under U.S. GAAP i.e. this adjustment is due to a change in effective date. Under U.S. GAAP, we assess the point at which the risks and rewards of a share based payment award transferred to an employee. Under IFRS, the fair value date that such expense was recognized was September 24, 2015, and under U.S. GAAP, the fair value date to recognize such expense would be December 7, 2014. As the share based payment expense for the period December 2014 to December 2015 was previously recognized this adjustment reflects the net impact of the required U.S. GAAP expense and the IFRS expense posted in the period.

Reconciliation of total comprehensive income to the nearest comparable U.S. GAAP measure – June 30, 2015

Thousands of Dollars	Three months ended June 30, 2015	Six months ended June 30, 2015
Total comprehensive loss for the financial period under IFRS	$(27,147)	$(33,886)

Adjustments to equity on transition to U.S. GAAP:
1 Share based payments	(257)	(516)
Total comprehensive income for the period under U.S. GAAP	$(27,404)	$(34,402)

Adjustment 1 – This reflects the recognition of an adjustment to the share based payment expense as a result of a change in the fair value measurement date of non-employee share based payment awards under U.S. GAAP i.e. this adjustment is due to a change in effective date. This reflects the share based payment adjustment required for the period April 2015 to June 2015 and January 2015 to June 2015.

F-15

Note 3. Description of Merger

On March 16, 2016, the Company became the parent company of the Innocoll group of companies as a result of the Merger. As a result of the Merger:

•	All assets and liabilities of Innocoll AG were transferred by universal succession of title to the Company;
•	Innocoll AG ceased to exist;
•	Each shareholder received, as consideration in the Merger, 13.25 Innocoll Holdings plc ordinary shares for each Innocoll AG ordinary share held immediately prior to the Merger, rounded down to the nearest whole Innocoll Holdings plc ordinary share;
•	Aggregated entitlements to fractional Innocoll Holdings plc ordinary shares were sold by the exchange agent and sale proceeds were distributed in cash pro rata to registered shareholders whose fractional entitlements were sold;
•	The Innocoll AG American Depositary Share (“ADS”) facility was terminated and holders of ADSs had their ADSs cancelled with each ADS so cancelled effectively becoming exchangeable, for one Innocoll Holdings plc ordinary share;
•	Each share of Innocoll AG was cancelled and ceased to exist; and
•	The Company assumed all rights and obligations of Innocoll AG (including the employee equity-based plans of Innocoll AG) by operation of law.

It was determined that Innocoll AG and the Company meet the definition of entities under common control, and accordingly the provisions of ASC 805-10 thru 805-30 were deemed to not apply in as far as they relate to the accounting treatment of the Merger. Consequently, the provisions of ASC 805-50-30-5 were applied in preparation of the summary financial information.

Note 4. Segment reporting

Due to the nature of the group’s current activities, the directors consider there to be one operating segment, the manufacture and sale of collagen-based pharmaceutical products. The group principally sells four products; CollatampG globally outside of the United States, Septocoll within Europe and the Middle East, CollaGUARD within Europe, the Middle East and Asia and RegenePro in the United States. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive officer. There are no reconciling items between the group’s reported income statement and balance sheet and the results and financial position, respectively, of the above segment.

The majority of the product revenue, $1.2 million, relates to sales of CollatampG and Septocoll and is split between two customers; in the three month period ended June 30, 2016 the split was 92% and 8% respectively. The group receives a contractually agreed percentage of the net in-market sales of CollatampG from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.

As of June 30, 2016, the group had deferred income in the amount of $1.8 million (December 31, 2015: $2.2 million) relating to upfront payments in the amount of $0.2 million in respect of Septocoll customers, $1.2 million in respect of CollaGUARD and the remaining $0.4 million mainly relating to its Regenepro product. Innocoll expects to deliver products to these customers in the period from the third quarter of 2016 to 2017 in settlement of these advance payments respectively.

As mentioned above, the group has determined that all revenue is derived from one business segment. The directors have reviewed the impact of ASC 280 ‘Segment Reporting’ on the financial statements with the above in mind. Given that the group only has one business segment, the directors have concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.

F-16

The distribution of revenue by customers’ geographical area was as follows:

Thousands of Dollars Three months and 6 months ended	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Europe	$1,221	$581	$2,613	$1,255
Middle East	65	-	65	-
Asia	6	39	12	47
United States	13	9	174	21
Gross Revenue	$1,305	$629	$2,864	$1,323

All non-current assets are located in Germany and Ireland.

Note 5. Research and development expenses

	Three months ended	Three months ended	Six months ended	Six months ended
Thousands of Dollars	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Employee compensation	$791	$546	$1,526	$1,031
External clinical research costs	9,573	4,161	23,593	8,870
General operating costs	244	199	457	376
Total research and development expenses	$10,608	$4,906	$25,576	$10,277

Research and development expenses include labor, materials and direct overheads associated with the various research programs.

Note 6. General and administrative expenses

	Three months ended	Three months ended	Six months ended	Six months ended
Thousands of Dollars	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Employee compensation	$1,859	$1,624	$3,004	$2,439
Depreciation	113	87	208	170
Share based payments	2,102	829	4,013	1,705
Other	1,968	1,639	6,203	3,275
Total general and administrative expenses	$6,042	$4,179	$13,428	$7,589

Note 7. Other (income)/expense

	Three months ended	Three months ended	Six months ended	Six months ended
Thousands of Dollars	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Warrant (income)/expense	$(4,318)	$15,937	$(4,418)	$19,134
Interest on borrowings	445	-	874	-
Foreign exchange (gain)/loss	(383)	1,861	12	(4,623)
Other income	(1)	32	(8)	6
Total other (income)/expense	$(4,257)	$17,830	$(3,540)	$14,517

F-17

The warrant (income)/expense arises on the change in the fair value of the liability of the warrants following re-measurement at each period end.

Interest on borrowings of $0.4 million was incurred in relation to financing costs on a euro denominated loan for €25 million, this was $Nil for quarter two of 2015.

The foreign exchange (gain)/loss net for quarter two of 2016 and the prior year quarter were a gain of $0.4 million and a loss of $1.9 million respectively.

Note 8. Loss per share

We calculate basic EPS by dividing the net income attributable to ordinary shareholders for the period by the weighted average number of ordinary shares outstanding during the period. We calculate diluted EPS by dividing the net income attributable to ordinary shareholders for the period by the weighted average number of ordinary shares and dilutive instruments outstanding during the period

The weighted average number of ordinary shares (denominator - basic) amounted to 24,353,498 for the three months ended June 30, 2016 (three months ended June 30, 2015: 22,311,004). The weighted average number of ordinary shares have been adjusted to reflect the effect of the Merger and the June 2016 public offering.

The weighted average number of ordinary shares (denominator - basic) amounted to 24,007,703 for the six months ended June 30, 2016 (six months ended June 30, 2015: 21,225,693). The weighted average number of ordinary shares have been adjusted to reflect the effect of the Merger and the June 2016 public offering. The below table presents the basic and dilutive EPS:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Numerator – Thousands of Dollars:
Net loss – basic and diluted	$(12,849)	$(27,604)	$(35,903)	$(33,951)

Denominator – number of shares:
Weighted-average shares outstanding – basic and diluted	24,353,498	22,311,004	24,007,703	21,225,693

Loss per share:
Basic and diluted	$(0.53)	$(1.24)	$(1.50)	$(1.60)

The basic loss per share for the quarter ended June 30, 2016 was $(0.53) (June 30, 2015: $(1.24) loss per share).

For the purpose of calculating diluted loss per share for the three-month and six month periods ended June 30, 2016 and 2015 the potentially exercisable instruments in issue would have the effect of being antidilutive and, as such, the diluted loss per share is the same as the basic loss per share for those periods.

F-18

The tables below include a reconciliation of the Company’s GAAP results to non-GAAP results.

To supplement the unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP, disclosure of certain non-GAAP financial measures is needed such as adjusted non-GAAP earnings per share, both basic and diluted, excluding share based payments and fair value expense or income on investor options outstanding.

Adjusted non-GAAP earnings per share is meaningful to the Company’s investors since it enhances the Company’s understanding of its financial condition and results. The items excluded from non-GAAP earnings per share represent significant non-cash expense or income which may be settled through issuance of shares included in the Company’s authorized or contingent capital.

Non-GAAP earnings per share excluding these non-cash items may provide securities analysts, investors and other interested parties with a useful measure of the Company’s operating performance and cash requirements. Non-GAAP earnings per share should not be considered as an alternative to earnings per share, profit/(loss) or any other performance measure derived in accordance with U.S. GAAP.

The presentation of adjusted earnings per share should not be construed to imply that the Company’s future results will be unaffected by unusual non-cash or non-recurring items.

This disclosure is intended as a supplemental measure of the Company’s performance.

For the three months ended June 30, 2016 the reconciliation primarily relates to non-cash expense in the amount $2.1 million with respect to share-based compensation and $4.3 million with respect to fair value gains on warrants. On a non-GAAP-basis, the net loss for the three months ended June 30, 2016 was $15.1 million, or $0.62 per share, compared to a net loss of $10.8 million, or $0.49 per share for the three months ended June 30, 2015.

For the six months ended June 30, 2016 the reconciliation primarily relates to non-cash expense in the amount $4.0 million with respect to share-based compensation and $4.4 million with respect to fair value gains on warrants. On a non-GAAP-basis, the net loss for the six months ended June 30, 2016 was $36.3 million, or $1.51 per share, compared to a net loss of $13.1 million, or $0.62 per share for the six months ended June 30, 2015.

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Numerator for non-GAAP loss per share – Thousands of Dollars:
Net loss – basic and diluted	$(12,849)	$(27,604)	$(35,903)	$(33,951)
Share based payments	2,102	829	4,013	1,705
Fair value (gain)/expense on warrants	(4,318)	15,937	(4,418)	19,134
Non-GAAP net loss – basic and diluted	(15,065)	(10,838)	(36,308)	(13,112)

Denominator – number of shares:
Weighted-average shares outstanding – basic and diluted	24,353,498	22,311,004	24,007,703	21,225,693

Loss per share:
Basic and diluted	$(0.62)	$(0.49)	$(1.51)	$(0.62)

F-19

Note 9. Trade and other receivables

Thousands of Dollars	June 30, 2016	December 31, 2015
Trade receivables, net	$637	$560
Sales taxes receivable	882	385
Prepaid expenses and other current assets	3,419	3,622
Total trade and other receivables	$4,938	$4,567

The impairment provision against trade receivables amounted to $0.04 million at June 30, 2016 (December 31, 2015: $0.04 million).

Note 10. Inventories

Thousands of Dollars	June 30, 2016	December 31, 2015
Raw materials	$844	$694
Work in progress	1,080	960
Finished goods	170	154
Total inventories	$2,094	$1,808

The market value of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to $0.5 million (2015: $0.5 million). For the period ended June 30, 2016, raw materials, changes in work and progress and finished goods included in cost of sales amounted to $1.9 million (December 31, 2015: $5.3 million).

Note 11. Property, plant and equipment

	Leasehold	Plant &	Furniture
Thousands of Dollars	improvements	machinery	& fittings	Total
Balance January 1, 2015	$1,019	$12,508	$1,828	$15,355
Additions	1,080	1,973	148	3,201
Disposals	(13)	-	(120)	(133)
Disposal of capitalized borrowings	-	(690)	-	(690)
Balance December 31, 2015	$2,086	$13,791	$1,856	$17,733
Additions	9	5,574	90	5,673
Balance June 30, 2016	$2,095	$19,365	$1,946	$23,406

	Leasehold	Plant&	Furniture
Thousands of Dollars	improvements	machinery	&fittings	Total
Balance January 1, 2015	$565	$11,688	$1,755	$14,008
Depreciation charge for year	69	256	23	348
Disposals	(13)	-	(119)	(132)
Disposal of capitalized borrowings	-	(690)	-	(690)
Balance December 31, 2015	$621	$11,254	$1,659	$13,534
Depreciation charge for period	35	157	16	208
Balance June 30, 2016	$656	$11,411	$1,675	$13,742

Net book value:
At December 31, 2015	$1,465	$2,537	$197	$4,199
At June 30, 2016	$1,439	$7,954	$271	$9,664

There were no impairment charges included in plant and machinery for 2015 or 2016.

F-20

Borrowing costs capitalized as part of property, plant and equipment amounted to $0.2 million in the six months ended June 30, 2016 and $Nil for the year ended December 31, 2015.

These amounts were reflected in the consolidated statements of cash flows under purchases of property, plant and equipment.

Note 12. Deferred Tax

Deferred tax assets and liabilities

The following temporary differences which might give rise to deferred taxes relate to:

Thousands of Dollars	June 30, 2016		December 31, 2015
Deferred tax assets:	$		$
Tax credits and net operating losses		17,870		13,939
Valuation allowances		(17,553)		(13,678)
Total deferred tax assets		317		261
Deferred tax liabilities:
Foreign exchange gains/losses		-		(524)
Total deferred tax liabilities		-		(524)
Net deferred tax asset/(liability)		$317		$(263)

The recognized deferred tax assets of $0.3 million arises on losses carried forward from operations in the U.S. The group has recognized these deferred tax assets in the period as management considers that the realization of these deferred tax balances in the near future is more likely than not.

All of the unrecognized deferred tax assets arise on operations in Ireland. Losses arising on operations in Ireland can be carried forward indefinitely, but are limited to the same trade/trades. The group has not recognized any deferred tax assets in the period as management does not consider the realization of these deferred tax balances in the near future to be more likely than not due to the significant costs the group is likely to incur in the short term in advancing its product pipeline.

Note 13. Trade and other payables

Thousands of Dollars	June 30, 2016	December 31, 2015
Trade payables	$11,959	$5,619
Accrued expenses	7,330	8,792
Total trade and other payables	$19,289	$14,411

Note 14. Interest-bearing loans and borrowings

Gross liabilities at June 30, 2016:

Thousands of Dollars	Interest bearing loans	Tota1
Balance as at December 31, 2015	$16,331	$16,331
Movements during the period	11,240	11,240
Balance as at June 30, 2016	$27,571	$27,571

F-21

Reconciliation of gross proceeds to carrying value:

Period ended June 30, 2016 Thousands of Dollars	Interest bearing loans	Tota1
Gross Proceeds	$27,571	$27,571
Accrued interest	1,120	1,120
Foreign exchange fluctuations	187	187
	$28,878	$28,878

Year ended December 31, 2015 Thousands of Dollars	Interest bearing loans	Tota1
Gross Proceeds	$16,331	$16,331
Accrued interest	69	69
	$16,400	$16,400

On March 27, 2015, the group approved the execution of the Finance Contract between Innocoll Pharmaceuticals Limited and the European Investment Bank for a loan of up to $27.6 million.

The loan terms specify that the amounts drawn will be used to finance up to 50% of certain research and development and capital expenditures forecast to be made by the Company over a three year period from 2015 through 2017. The first $16.3 million of the loan commitment may be drawn at any time up to fifteen months from the date of the Finance Contract. The remaining $11.3 million may be drawn at any time up to eighteen months from the date of the Finance Contract subject to the delivery of clinical data, certified by the management board of Innocoll Holdings plc, confirming to the satisfaction of EIB that the primary clinical endpoints for either Cogenzia or XaraColl Phase 3 trials have been achieved and therefore it can be concluded that the Phase 3 clinical trial has successfully been completed. The loan bears interest at a fixed rate of 12% per annum, compounded annually. There are no cash payments of interest required during the term of the loan, interest on the outstanding loan balance accrues daily, and is payable only on the maturity date or prepayment date of the loan, whichever is earlier. The maturity date of each tranche is three to five years from the draw down date, as may be determined by the Company in each draw down request. Principal of the loan is payable on the maturity date or the prepayment date, whichever is earlier.

The loan contains an expenditure covenant requiring the Company to spend at least 75% of our forecast research and development, and capital expenditures during the period from 2015 to 2020 as set out in a business plan agreed with the EIB. If, upon completion of the Project, it is determined that the total principal amount of the loan drawn by the Company exceeds 50% of the total cost of the Project, EIB may cancel the undisbursed portion of the loan and demand prepayment of the loan up to the amount by which the loan, excluding accrued interest, exceeds 50% of the total cost of the Project.

On December 18, 2015 Innocoll Pharmaceuticals Limited drew down the first tranche of $16.3 million.

On June 17, 2016 Innocoll Pharmaceuticals Limited drew down the second and final tranche of $11.3 million.

The security on the Finance Contract includes a guarantee from the Company on 100% of the outstanding principal, interest, expense, commission, indemnity and other sum owed by Innocoll Pharmaceuticals Limited, together with a fixed charge over all the shares in Innocoll Pharmaceuticals Limited and a floating charge over all the assets of Innocoll Pharmaceuticals Limited. As of June, 2016 no violations of the covenants occurred.

As at June 30, 2016 the carrying value of the loan equated the fair value.

F-22

Note 15. Warrants

	Exercise	Contractual	June 30,	December 31,
Number	Price	life (years)	2016	2015
Outstanding at beginning of period	€88.52	3.46	196,912	205,199
Exercised during the year	€83.25	2.96	-	(8,287)
Outstanding at end of period			196,912	196,912
Exercisable at end of period			196,912	196,912

All warrants have been classified as a liability due to certain provisions pursuant to which the exercise price of the warrants may be reduced in the event that the Company issues or sells any of its ordinary shares at a price per share less than the exercise price in effect immediately prior to such issue or sale. On January, 1 2016 Innocoll AG transformed into an Irish incorporated entity Innocoll Holdings plc and pursuant to the terms of an agreement entered into on March 16, 2016 Innocoll Holdings plc assumed all rights and obligations of Innocoll AG, including the warrant liabilities.

The carrying value of warrants was as follows:

	June 30,	December 31,
Thousands of Dollars	2016	2015
Liability
Fair value at beginning of period	$11,498	$7,881
Warrants exercised in the period	-	(450)
Fair value movement on warrants in issue	(4,418)	4,067
Fair value at end of period	$7,080	$11,498

The following input assumptions were used to fair value the warrants:

	June 30,	December 31,
	2016	2015
Expected volatility	71.81%	66.09%
Risk free rate	-0.57%	-0.05%
Exercise price	€83.25	€88.52
Contractual life	2.96 years	3.46 years
Stock price on valuation date	$73.01	$109.97

Note 16. Financial instruments measured at fair value through profit and loss

Financial liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

•	Level 1 — quoted prices in active markets for identical assets or liabilities. No such Level 1 financial instruments were held.
•	Level 2 — inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e., derived from prices). No such Level 2 financial instruments were held.
•	Level 3 — inputs for instrument that are not based on observable market data (unobservable inputs). The value of derivative financial instruments at fair value measurement using significant unobservable inputs (i.e. level 3) as of June 30, 2016 was $7.1 million (December 31, 2015: $11.5 million).

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

F-23

Note 17. Commitments and contingencies

At the balance sheet date the group had unprovided contractual capital commitments of $4.7 million (December 31, 2015: $5.5 million). The $4.7 million is committed for the expansion of the group’s Saal, Germany manufacturing facility.

Note 18. Share capital and reserves

	June 30,	December 31,
Number	2016	2015
Authorized number of shares:
Ordinary shares of no par value	-	1,837,493
Authorized Capital I	-	196,912
Authorized Capital II	-	24,784
Authorized Capital III	-	665,739
Contingent Capital	-	150,920
Ordinary shares at $0.01 nominal value	1,000,000,000	-
Deferred shares at $0.01 nominal value	25,000,000	-
Deferred shares at €1.00 nominal value	100,000	-
	1,025,100,000	2,875,848
Issued, called up and fully paid number of shares:
Ordinary shares at €1 nominal value	-	1,785,009
Ordinary shares at $0.01 nominal value	29,664,857	-
Deferred shares at €1.00 nominal value	25,000	-
	29,689,857	1,785,009

Movement on issued ordinary shares during the year

On April 16, 2015 the management board of Innocoll Germany approved the issuance of 72,370 ordinary shares for a cash contribution of $1.089 (€1.00) per share pursuant to a notarial deed entered into on June 16, 2014. In connection with an April 2015 public offering, Innocoll Germany issued 150,920 of its ordinary shares on April 24, 2015. On November 20, 2015 the management board of Innocoll Germany approved the issuance of 8,287 ordinary shares of Innocoll Germany for a cash contribution of $95.28 per share pursuant to a notarial deed entered into on June 16, 2014. Innocoll Germany also included in share capital 50,161 of its ordinary shares held by members of the supervisory board and management board who had previously been granted restricted shares and a portion of same vested during the year.

In 2016, pursuant to the Merger, stockholders of Innocoll Holdings plc received 13.25 ordinary shares in Innocoll Holdings plc for each Innocoll AG ordinary share they respectively held immediately prior to the Merger, rounded down to the nearest whole Innocoll Holdings plc ordinary share (with aggregated entitlements to fractional Innocoll Holdings plc ordinary shares being sold by the exchange agent and sale proceeds were distributed in cash pro rata to registered shareholders whose fractional entitlements were sold). In connection with a June 2016 public offering, Innocoll Ireland issued 5,725,000 of its ordinary shares on June 22, 2015.

F-24

Summary of line items contained in reserves

Thousands of Dollars	June 30, 2016	December 31, 2015
Share capital and reserves
Share capital	$323	$1,943
Additional paid-in capital	216,419	173,353
Currency translation reserve	(1,189)	(1,244)
Treasury shares	(27)	-
Accumulated deficit	(202,055)	(166,152)
	$13,471	$7,900

Additional paid-in capital

Additional paid-in capital represents the aggregate of the following components:

i.	Share premium, which reflects the excess of consideration received, net of issue costs, over par value of shares issued.
ii.	The capital contribution reserve, which relates to amounts contributed by shareholders of the company in previous years.
iii.	Share compensation reserve, which reflects the fair value of stock based compensation issued in accordance with ASC 718.
iv.	Other reserves relate to amounts recognized in equity on issuance of preferred stock in 2013 and amounts in relation to the 2016 re-domicile to Ireland.

Currency translation reserve

Translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.

Note 19. Group entities

Name of subsidiary	Place of incorporation and operation	Proportion of ownership interest	Principal activity
Innocoll Inc.	US	100%	Administration
Syntacoll GmbH	Germany	*99%	Manufacturing
Innocoll Pharmaceuticals Limited	Ireland	100%	Selling & distribution
Innocoll Technologies Limited	Ireland	100%	Dormant

*The 1% non-controlling interest has no beneficial interest in the company. These shares are held in trust.

The registered office of Innocoll Holdings plc and its main place of business is Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Co. Roscommon, Ireland.

Note 20. Subsequent events

There have been no significant post balance sheet events.

F-25